FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1996:

A.   Full title of Plan:

                                 Watkins-Johnson
                           Employees' Investment Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                             Stanford Research Park
                              3333 Hillview Avenue
                            Palo Alto, CA 94304-1223

Item 1.           Changes in the Plan

     Effective January 1, 1996, the Company eliminated the service requirement for eligibility and offered loans against 401(k) funds. During April 1996, the Company merged the Watkins-Johnson Company Employee Stock Ownership Plan (ESOP) into the Watkins- Johnson Employees' Investment Plan and the Plan document was amended and restated to combine the plans.

Item 2.           Changes in investment policy

     No material changes occurred during the 1996 year with respect to the nature of securities or other investments in which funds held under the Plan were invested.

Item 3.           Contributions under the Plan

     The Watkins-Johnson Company makes matching and ESOP contributions to the Plan. The Company matched 100% of the first 2% of regular compensation contributed by each participant and 50% of the next 2% of regular compensation contributed, for a total maximum of 3% of regular compensation in 1996. The Company made an ESOP contribution equal to 1% of participants' regular compensation to eligible participants in 1996.

Item 4.           Participating employees

     The Plan had approximately 2,200 participating employees at December 31, 1996.

Item 5.           Administration of the Plan

     The Plan is administered by a committee comprising employees of the Watkins-Johnson Company. No person receives compensation from the Plan in the role of administrative committee member.

Name of                  Position held
committee member         with issuer                   Address
----------------         -------------                 -------

Scott Buchanan           Chairman of Committee         Stanford Research Park
                         VP & CFO                      3333 Hillview Avenue
                                                       Palo Alto, CA 94304-1223

K.G. Marianelli          Human Resources               Stanford Research Park
                         Manager                       3333 Hillview Avenue
                                                       Palo Alto, CA 94304-1223

S.B. Witmer              Manager of                    Stanford Research Park
                         Corporate Communications      3333 Hillview Avenue
                                                       Palo Alto, CA 94304-1223

J.M. Varrone             Treasurer                     Stanford Research Park
                                                       3333 Hillview Avenue
                                                       Palo Alto, CA 94304-1223

Item 6.           Custodian of investments

     The custodian of Plan assets is Fidelity Management Trust Company, 100 Magellan Way, Covington, KY 41015. The Plan did not pay Fidelity Management Trust Company any compensation as custodian of investments as all administrative fees are paid by the Company.

Item 7.           Reports to participating employees

     Participants   receive  quarterly  reports  from  the  Plan   administrator
summarizing the transactions and market value changes.

Item 8.      Financial statements and exhibits

    (a)      Financial statements -       Audited  financial  statements  of the
                                          Watkins-Johnson  Employees' Investment
                                          Plan  as of and for  the  years  ended
                                          December 31, 1996 and 1995.


    (b)      Exhibit 1 -                  Consent  of  Mohler,  Nixon & Williams
                                          Independent Accountants

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             WATKINS-JOHNSON
                                             EMPLOYEES' INVESTMENT PLAN





Date                                          By
    -------------------                         --------------------------------
                                                /S/ Scott Buchanan
                                                    Chairman of Committee
                                                    VP & CFO

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1996 and 1995



                                Table of Contents

Independent Accountants' Report .............................................7

Consent of Independent Accountants...........................................8

Financial Statements:

Statements of Net Assets Available for Plan Benefits ........................9
Statements of Changes in Net Assets Available for
  Plan Benefits, With Fund Information .....................................10
Notes to Financial Statements...............................................11

Supplemental Schedules as of and for the year ended
  December 31, 1996 ........................................................18

27a, Part I   - Schedule of Assets Held for Investment Purposes
27b, Part III - Schedule of Loans or Fixed Income Obligations
27d, Part V   - Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Watkins-Johnson Employees' Investment Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We were engaged to audit the financial statements and supplemental schedules of the Watkins-Johnson Employees' Investment Plan (the Plan) as of December 31, 1996, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements and supplemental schedules of the Plan as of and for the year ended December 31, 1995 and in their report dated May 24, 1996, they expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation

Campbell, California
June 6, 1997

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the use of our name on our report, dated June 6, 1997, with respect to the financial statements and schedules of the Watkins-Johnson Employees' Investment Plan for the years ended December 31, 1996 and 1995, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.


                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation

Campbell, California
June 6, 1997

                             WATKINS-JOHNSON COMPANY
                           EMPLOYEES' INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                           December 31,
                                                  ------------------------------
                                                       1996             1995
                                                  -------------   --------------

Investments, at fair value                        $  90,950,924   $  79,214,003
Investments, at contract value                       41,903,240      37,601,324
Cash and cash equivalents                               541,976         305,418
                                                  -------------   -------------
         Assets held for investment purposes        133,396,140     117,120,745

Employer's contribution receivable                      183,242            --
Accrued income receivable                                  --            18,948
                                                  -------------   -------------
         Total assets                               133,579,382     117,139,693

Expenses payable                                           --           (14,388)
Purchase of securities and interest                        --           (36,194)
                                                  -------------   -------------
          Net assets available for plan
            benefits                              $ 133,579,382   $ 117,089,111
                                                  =============   =============

                     See independent accountants' report and
                  accompanying notes to financial statements.

                                                       WATKINS-JOHNSON COMPANY
                                                     EMPLOYEES' INVESTMENT PLAN

                                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           For the years ended December 31, 1996 and 1995
                                           ----------------------------------------------
                                                                            Participant Directed
                                               ------------------------------------------------------------------------------------
                                                                                   Fidelity
                                               ------------------------------------------------------------------------------------
                                                Retirement
                                                Government          Fixed
                                                  Money             Income          Magellan            OTC             Balanced
                                                  Market             Fund             Fund            Portfolio            Fund
                                               ------------      ------------      ------------      ------------      ------------
Net assets available for plan
  benefits at December 31, 1994                $  2,965,683      $ 50,783,918      $ 22,486,966      $  6,811,937      $ 17,212,821
                                               ------------      ------------      ------------      ------------      ------------
Employer's contribution                              76,550           514,244           743,620           309,630           522,109
Participants' contributions/
  rollovers                                         200,175         1,479,579         2,240,400           988,113         1,540,877
Withdrawals/distributions                          (413,815)       (6,368,621)       (3,254,828)       (1,017,021)       (2,248,929)
Dividends and interest                              187,310         2,987,110         1,786,159           613,324           728,129
Net appreciation (depreciation)
  in fair value of investments                         --                --           6,437,175         2,099,375         1,614,572
Administrative fees                                    (991)          (18,645)           (8,700)           (3,042)           (4,840)
Transfer in (out)                                   398,103        (6,068,388)          510,875           942,612        (2,756,544)
                                               ------------      ------------      ------------      ------------      ------------
Increase (decrease) in net assets                   447,332        (7,474,721)        8,454,701         3,932,991          (604,626)
                                               ------------      ------------      ------------      ------------      ------------
Net assests available for plan
  benefits at December 31, 1995                   3,413,015        43,309,197        30,941,667        10,744,928        16,608,195
                                               ------------      ------------      ------------      ------------      ------------
Employer's contribution                             113,397           465,617           783,116           350,056           422,709
Participants' contributions/
  rollovers                                         390,244         1,484,836         2,486,806         1,247,029         1,308,870
Withdrawals/distributions                          (313,685)       (3,242,299)       (3,185,012)       (1,093,961)       (1,278,917)
Dividends and interest                              186,129         2,555,002         4,910,503         1,743,827           736,893
Net appreciation (depreciation)
  in fair value of investments                         --                --          (1,556,128)          879,825           589,620
Net loan activities                                 (84,641)         (891,180)         (644,611)         (302,173)         (330,796)
Administrative fees                                 (13,091)           (5,511)           (7,043)           (3,444)           (4,892)
Transfer in from another plan                          --                --                --                --                --
Transfer in (out)                                   103,063          (611,463)       (2,973,239)          930,953        (2,643,741)
                                               ------------      ------------      ------------      ------------      ------------
Increase (decrease) in net assets                   381,416          (244,998)         (185,608)        3,752,112        (1,200,254)
                                               ------------      ------------      ------------      ------------      ------------
Net assets available for plan
  benefits at December 31, 1996                $  3,794,431      $ 43,064,199      $ 30,756,059      $ 14,497,040      $ 15,407,941
                                               ============      ============      ============      ============      ============


                                                                                    Participant Directed
                                                            -----------------------------------------------------------------------
                                                                                Fidelity
                                                            ---------------------------------------------------
                                                                                                                         Watkins-
                                                             Growth &                                                    Johnson
                                                              Income            Intermediate         Overseas             Stock
                                                               Fund                Fund                Fund                Fund
                                                            -----------         -----------         -----------         -----------
Net assets available for plan
  benefits at December 31, 1994                                    --                  --                  --           $ 3,075,572
                                                                                                                        -----------
Employer's contribution                                     $    26,186         $     5,822         $     8,735             197,555
Participants' contributions/
  rollovers                                                     119,100              22,352              73,027             604,889
Withdrawals/distributions                                      (302,810)             (9,771)            (27,599)           (280,673)
Dividends and interest                                          132,600              29,008              18,501              92,512
Net appreciation (depreciation)
  in fair value of investments                                  240,541              17,298              (4,481)          1,063,345
Administrative fees                                                (791)               (236)               (181)             (1,734)
Transfer in (out)                                             3,211,986           1,071,427             732,224           1,957,705
                                                            -----------         -----------         -----------         -----------
Increase (decrease) in net assets                             3,426,812           1,135,900             800,226           3,633,599
                                                            -----------         -----------         -----------         -----------
Net assests available for plan
  benefits at December 31, 1995                               3,426,812           1,135,900             800,226           6,709,171
                                                            -----------         -----------         -----------         -----------
Employer's contribution                                         201,169              47,143              56,347             291,715
Participants' contributions/
  rollovers                                                     721,171             142,897             210,432             827,000
Withdrawals/distributions                                      (440,240)            (80,232)            (90,878)           (295,051)
Dividends and interest                                          414,852              94,823             100,866              83,101
Net appreciation (depreciation)
  in fair value of investments                                  838,636             (43,813)             69,769          (2,227,474)
Net loan activities                                             (42,883)            (18,188)            (21,642)           (117,525)
Administrative fees                                              (1,946)               (359)               (335)               (925)
Transfer in from another plan                                      --                  --                  --                  --
Transfer in (out)                                             4,028,461              31,299             631,325             503,342
                                                            -----------         -----------         -----------         -----------
Increase (decrease) in net assets                             5,719,220             173,570             955,884            (935,817)
                                                            -----------         -----------         -----------         -----------
Net assets available for plan
  benefits at December 31, 1996                             $ 9,146,032         $ 1,309,470         $ 1,756,110         $ 5,773,354
                                                            ===========         ===========         ===========         ===========



                                                            Non-
                                                         Participant
                                                          Directed            Participant         Contribution
                                                            ESOP                 Loans             Receivable             Total
                                                        -------------        -------------        -------------       --------------
Net assets available for plan
  benefits at December 31, 1994                                  --                   --                   --         $ 103,336,897
                                                                                                                      -------------
Employer's contribution                                          --                   --                   --             2,404,451
Participants' contributions/
  rollovers                                                      --                   --                   --             7,268,512
Withdrawals/distributions                                        --                   --                   --           (13,924,067)
Dividends and interest                                           --                   --                   --             6,574,653
Net appreciation (depreciation)
  in fair value of investments                                   --                   --                   --            11,467,825
Administrative fees                                              --                   --                   --               (39,160)
Transfer in (out)                                                --                   --                   --                  --
                                                                                                                      -------------
Increase (decrease) in net assets                                --                   --                   --            13,752,214
                                                                                                                      -------------
Net assests available for plan
  benefits at December 31, 1995                                  --                   --                   --           117,089,111
                                                                                                                      -------------
Employer's contribution                                 $     699,989                 --          $     183,242           3,614,500
Participants' contributions/
  rollovers                                                      --                   --                   --             8,819,285
Withdrawals/distributions                                    (329,920)       ($     71,457)                --           (10,421,652)
Dividends and interest                                         47,525               96,277                 --            10,969,798
Net appreciation (depreciation)
  in fair value of investments                             (1,655,825)                --                   --            (3,105,390)
Net loan activities                                              --              2,453,639                 --                  --
Administrative fees                                            (1,095)                --                   --               (38,641)
Transfer in from another plan                               6,652,371                 --                   --             6,652,371
Transfer in (out)                                                --                   --                   --                  --
                                                        -------------        -------------        -------------       --------------
Increase (decrease) in net assets                           5,413,045            2,478,459              183,242          16,490,271
                                                        -------------        -------------        -------------       --------------
Net assets available for plan
  benefits at December 31, 1996                         $   5,413,045        $   2,478,459        $     183,242       $ 133,579,382
                                                        =============        =============        =============       =============

                                              See independent accountants' report and
                                            accompanying notes to financial statements.

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1996 and 1995

Note 1 - The Plan and its significant accounting policies:

         The following description of the Watkins-Johnson Employees' Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1967 by Watkins- Johnson Company (the Company) to provide benefits to eligible employees. For 1996, the Plan covers all employees of the Company on U.S. payroll and not otherwise covered by a collective bargaining agreement or an independent contractor. During 1995, an employee was also required to have 90 days of service to be eligible to participate.

         Effective January 1,1996, the Company eliminated the service requirement for eligibility and offered loans against 401(k) funds. During April 1996, the Company merged the Watkins-Johnson Company Employee Stock Ownership Plan (ESOP) into the Watkins- Johnson Employees' Investment Plan and the Plan document was amended and restated to combine the plans.

         Effective January 1, 1995, the Company terminated the profit sharing portion of the Plan and restated the Plan as the Watkins-Johnson Employees' Investment Plan. A provision for a Company match was added to the Plan to replace the profit sharing portion.

         The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with Wells Fargo Bank to act as the trustee and Fidelity Management Trust Company (Fidelity) to act as the custodian. Substantially all expenses incurred for administering the Plan are paid by the Company except for certain trustee and loan fees which are paid by the Plan.

Investments -

         Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants for participant directed accounts. The ESOP portion of the plan is non-participant directed and is invested in the Watkins-Johnson Stock Fund and cash.

         The Plan's investments in mutual funds and Company stock, are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the Fixed Income Fund are recorded at contract value (purchase price plus interest). Liquidation of Plan assets invested in guaranteed investment contracts would result in a market value adjustment as specified in the contract.

         The Fixed Income Fund  principally  consists of the following  deposits for unsecured contracts with a fixed interest rate:
                                                                          1996                        1995
                                                                          ----                        ----
Continental Assurance Company,
  interest at 4.90%, matures in June 1997                             $ 1,007,313                 $   960,881

Continental Assurance Company,
  interest at 7.43%, matures in December 1999                           2,919,034                   2,720,767

New York Life Insurance Company,
  interest at 7.00%, 50% matures in December 1998,
  remainder matures in June 1999                                        8,250,284                   7,710,425

People's Security Life Insurance Company,
  interest at 5.04%, matures in March 2000                              4,021,498                   4,051,209

Provident Life an Accident Insurance Company,
  interest at 5.10%, 50% matured in July 1996,
  remainder matures in June 1997                                        1,145,177                   2,178,916

Sun Life Insurance Company of America,
  interest at 7.07%, matures in June 1998                               2,609,551                   2,437,238

Fidelity Managed Income Portfolio II                                   19,370,486                  15,124,963

Transamerica Occidental Life Insurance Co.,
  interest at 6.74%, 50% matured in December
  1996, remainder matures in December 1997                              2,579,897                   2,416,925
                                                                      -----------                 -----------

         Total deposit contracts                                       41,903,240                  37,601,324

         Fidelity Fixed Income Fund                                     1,160,959                   5,752,804
                                                                      -----------                 -----------

         Total Fixed Income Fund                                      $43,064,199                 $43,354,128
                                                                      ===========                 ===========

Statement of Position 94-4 -

         The Company is required to adopt Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4), for the Plan year beginning January 1, 1996. Under the new reporting requirements, investments with fully benefit-responsive features must be reported at contract value. The adoption of SOP 94-4 did not have a material financial impact on the Plan.

Cash and cash equivalents -

         All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

         Salary   deferral,   voluntary,   rollover,   and   employer   matching
contributions -

         Participants are 100% vested in their accounts at all times.

         Profit sharing contributions -

         Participants are fully vested in their profit sharing contributions if they were employed by the Company on January 1, 1995. Participants who terminated prior to January 1, 1995 are subject to the vesting schedule as defined in the Plan document.

         ESOP contributions -

         Participants are fully vested in their ESOP contributions if they were employed by the Company on January 1, 1996. Participants who terminated prior to January 1, 1996 are subject to the vesting schedule as defined in the Plan document.

Income taxes -

         The Plan has been amended since receiving its latest favorable determination letter dated August 1995. However, the Plan administrator believes the Plan continues to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Reclassifications -

         Certain reclassifications were made in the 1995 financial statements to conform with the 1996 presentation.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Financial instruments -

         Certain Fidelity investment options may enter into certain forward contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified futures date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

         Fidelity invests in futures contract solely for the purpose of hedging its existing portfolio securities, or securities it intends to purchase, against fluctuations in value caused by changes in prevailing market interest rates. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts; interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time when it was closed is recorded.

Note 2 - Participation and benefits:

Employee contributions -

         Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants may also elect to make after-tax contributions up to 10% of their regular compensation as defined by the Plan. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

         Participants are also allowed to make rollover contributions of amounts received from other qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of the first 2% of regular compensation contributed by each participant and 50% of the next 2% of regular compensation contributed, for a total maximum of 3% of regular compensation. The Plan also allows for an ESOP contribution which may be paid in the form of cash or Company stock. In 1996, the Board of Directors approved an ESOP contribution equal to 1% of participants' regular compensation. Cash contributions were made to a holding account held by the trust on a quarterly basis to purchase shares of Watkins-Johnson stock which were allocated in February 1997 to eligible participants who were employed by the Company on the last day of the Plan year.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings and an allocation of the Company's matching and ESOP contributions, if any. Allocation of the Company's contributions are based on participant contributions or regular compensation, as defined in the Plan.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a series of payments comprising a complete distribution of the participant's account within one year. In addition, except for ESOP accounts, benefits may be paid in installments, payable at least annually over a period certain not to exceed life expectancy of the participant and his or her beneficiary.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their allowable account balance which excludes voluntary or ESOP money sources in participant accounts. The loans are secured by the participant's vested balance. Such loans bear interest at prime plus 1% and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Transfer of Plan assets:

         As a result of the merger of the ESOP into the Plan, assets of approximately $6,600,000 were transferred into the ESOP portion of the Plan during April 1996.

Note 4 - Investments:

         The following table includes the fair or contract values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                                        1996                        1995
                                                                        ----                        ----
      Fidelity:
         Retirement Government
            Money Market Fund                                        $  3,798,210                $  3,413,260
         Fixed Income Fund                                             43,064,199                  43,354,128
         Magellan Fund                                                 30,756,059                  30,944,009
         OTC Portfolio                                                 14,497,040                  10,745,759
         Balanced Fund                                                 15,407,941                  16,609,403
         Growth & Income                                                9,146,032                   3,427,187
         Intermediate Bond                                              1,309,470                   1,136,000
         Overseas Fund                                                  1,756,110                     800,312
         Cash                                                             541,976                     305,418
      Watkins-Johnson Stock Fund                                       10,640,644                   6,385,269
      Participant Loans                                                 2,478,459
                                                                     ------------                ------------

                  Assets held for investment
                     purposes                                        $133,396,140                $117,120,745
                                                                     ============                ============

Note 5 - Party in interest transactions:

         ESOP contributions are invested in common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1996 and 1995 was as follows:

         Date                     Number of shares                    Fair value                       Cost
         ----                     ----------------                    ----------                       ----
         1996                          434,312                        $10,640,644                   $10,554,346
         1995                          145,949                         $6,385,269                    $5,503,120

Note 6 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

Note 7 - Subsequent events:

         Subsequent to Plan year end, Freedom Funds, Fidelity S&P 500 Index Funds, and Warburg Pincus Emerging Growth Fund were added as investment options under the Plan and the Intermediate Bond Fund and Balanced Fund were replaced with the U.S. Bond Index Fund and Founders Balanced Fund, respectively. In May 1997, the Board of Directors approved the appointment of Fidelity as trustee of the Plan in place of Wells Fargo Bank to be effective August 1, 1997.

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1996

                                                                EIN#: 94-1402710
                                                                PLAN#: 001
                                WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

         27a, Part I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1996

 (a)                     (b)                                                 (c)                        (d)                  (e)
                                                          Description of investment including
          Identity of issue, borrower, lessor,              maturity date, rate of interest,                              Current
                    or similar party                       collateral, par or maturity value           Cost                Value
-----    ---------------------------------------          -----------------------------------      ------------         ------------
         Fidelity Mgmt Trust Company                      Ret. Gov't Money Market                  $  3,798,210         $  3,798,210
         Fidelity Managed Income Port. II                 Fixed Income Fund                          19,370,486           19,370,486
         Continental Assurance Company                    Fixed Income Fund                           3,926,347            3,926,347
         New York Life Insurance Company                  Fixed Income Fund                           8,250,284            8,250,284
         Peoples Security Life                            Fixed Income Fund                           4,021,498            4,021,498
         Provident Life and Accident Insur. Co.           Fixed Income Fund                           1,145,177            1,145,177
         Sun America Life Insurance Company               Fixed Income Fund                           2,609,551            2,609,551
         Transamerica Accidental Life Insur. Co.          Fixed Income Fund                           2,579,897            2,579,897
         Fidelity Management Trust Company                Fixed Income Fund                           1,160,959            1,160,959
         Fidelity Management Trust Company                Magellan                                   27,609,512           30,756,059
         Fidelity Management Trust Company                OTC Portfolio                              12,591,611           14,497,040
         Fidelity Management Trust Company                Balanced Fund                              14,109,418           15,407,941
         Fidelity Management Trust Company                Growth & Income                             8,226,605            9,146,032
         Fidelity Management Trust Company                Intermediate Bond                           1,327,517            1,309,470
         Fidelity Management Trust Company                Overseas Fund                               1,711,464            1,756,110
         Fidelity Management Trust Company                Cash                                          541,976              541,976
         Watkins-Johnson Company                          Common stock                               10,554,346           10,640,644
  *      Participant loans                                Loan Fund (9.25%)                                                2,478,459
                                                                                                                        ------------
         Total                                                                                                          $133,396,140
                                                                                                                        ============

  *      Parties-in-interest

                                                                EIN#: 94-1402710
                                                                PLAN#: 001

                                WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

           27b, Part III-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                               December 31, 1996

 (a)              (b)              (c)        (d)         (e)        (f)                 (g)               (h)        (i)
                                                                    Unpaid
                                Original                           balance
         Identity and address     loan                              at end
              of obligor         amount    Principal   Interest    of year       Description of loan    Principal   Interest
-----    --------------------   --------   ---------   --------   ----------    ---------------------   ---------   --------
  *      Jack Bradstock         $10,000       $73                   $9,927      Date of Loan: 7/12/96    $ 9,927
                                                                                Interest Rate: 9.25%
                                                                                Maturity: 8/3/01

  *      David Dominguez          3,000                              3,000      Date of Loan: 9/3/96       3,000
                                                                                Interest Rate: 9.25%
                                                                                Maturity: 9/30/98

  *      Kurt Hansen             15,865       387                   15,478      Date of Loan: 4/8/96      15,478
                                                                                Interest Rate: 9.25%
                                                                                Maturity: 4/30/01

  *      John Craig               2,500        56                    2,444      Date of Loan: 4/17/96      2,444
                                                                                Interest Rate: 9.25%
                                                                                Maturity: 5/12/99

  *      Parties-in-interest

                                                                EIN#: 94-1402710
                                                                PLAN#: 001

                                WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                27d, PartV - SCHEDULE OF REPORTABLE TRANSACTIONS

                               December 31, 1996

 (a)                 (b)                     (c)           (d)         (e)         (f)         (g)           (h)            (i)
             Description of asset                                                Expense                 Current value
           (including interest rate                                             incurred                  of asset on
             and maturity in case          Purchase      Selling      Lease       with        Cost of     transaction    Net gain
                  of a loan)                 price        price       rental   transaction     asset          date       or (loss)
-----    ----------------------------     ----------    ----------    ------   -----------  ----------   -------------  -----------
         Fidelity Management Trust Company:
           Ret Gov't Money Mkt             5,711,463          --        --          --       5,711,463     5,711,463    $      --
           Ret Gov't Money Mkt                  --       5,330,291      --          --       5,330,291     5,330,291           --
           Commonwealth Life                    --         291,400      --          --         219,400       219,400           --
           Comingled Pool                  5,128,392     2,020,876      --          --       7,149,268     7,149,268           --
           Provident Life & Acc                 --       1,116,743      --          --       1,116,743     1,116,743           --
           FMTC Inst. Money Mkt           10,549,845    15,230,198      --          --      25,780,043    25,780,043           --
           Watkins-Johnson Stock Fund     13,957,952          --        --          --      13,957,952    13,957,952           --
           Watkins-Johnson Stock Fund           --       8,434,996      --          --       8,906,727     8,434,996       (471,731)
           Magellan Fund                  10,930,885          --        --          --      10,930,885    10,930,885           --
           Magellan Fund                        --       9,562,707      --          --       8,895,294     9,562,707        667,413
           OTC Portfolio                   7,527,908          --        --          --       7,527,908     7,527,908           --
           OTC Portfolio                        --       4,656,452      --          --       4,312,009     4,656,452        344,443
           Balanced Fund                   3,946,943          --        --          --       3,946,943     3,946,943           --
           Balanced Fund                        --       5,738,024      --          --       5,583,354     5,738,024        154,670
           Growth & Income Fund            9,533,439          --        --          --       9,533,439     9,533,439           --
           Growth & Income Fund                 --       4,653,230      --          --       4,498,706     4,653,230        154,524
           Intermediate Bond Fund            750,294          --        --          --         750,294       750,294           --
           Intermediate Bond Fund               --         533,011      --          --         541,710       533,011         (8,699)
           Overseas Fund                   1,902,481          --        --          --       1,902,481     1,902,481           --
           Overseas Fund                        --       1,016,453      --          --         996,438     1,016,453         20,015
           Watkins-Johnson Stock Fund     13,957,952          --        --          --      13,957,952    13,957,952           --
           Watkins-Johnson Stock Fund           --       8,434,996      --          --       8,906,727     8,434,996       (471,731)